March 9, 2005



Mail-Stop 0408
Via facsimile and U.S. Mail (213) 892-5454

Mr. Gary Lewis Evans
President and Chief Executive Officer
BofI Holding, Inc.
12220 El Camino Real, Suite 220
San Diego, CA 92130

	Re:  BofI Holding, Inc.
                    Amendment No. 2 to Form S-1
                    Filed February 24, 2005
	        File No. 333-121329

Dear Mr. Evans:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 filed February 24, 2005
Note 1 - Organizations and Summary of Significant Accounting
Policies
- page F-8

1. It appears from your disclosures on page F-11 that you used the minimum value method to determine the fair value of options granted.
While this method is appropriate for non-public entities, any options granted after the date of your initial S-1 filing should include an assumption for the expected volatility of your stock. Please revise your accounting policy footnote for stock options to disclose that:

* You previously followed the minimum value method for valuing options while you were a non-public company;
* The minimum value method does not require non-public companies to consider the expected volatility of their stock to estimate the fair value of the options; and
* Once you are a public company, you will value your options using a volatility factor in accordance with generally accepted accounting principles.

Note 18 - Parent-Only Financial Information - page F-31

2. For consistency purposes, please consider revising your footnote to include parent company only financial information as of December
31, 2004 and for the six month periods ended December 31, 2004 and 2003.

Plan of Distribution
3. We do not understand the revised language in the last sentence of the third paragraph on page 100. The sale of shares that the underwriters "are left with" after the offering will not be part of the same offering. Please revise.
4. We note your statement on page 105 that `[i]n the absence of other information, an underwriter or participating dealer may assess a bidder`s creditworthiness based solely on the bidder`s account balance or history with the underwriter or participating dealer." This allows the underwriters and participating dealers to require pre-funding of accounts, which is not consistent with our guidance.
Please revise.
5. Please describe the conditions for valid bids, including eligibility standards and account funding requirements, of The Seidler Companies Incorporated

Closing Comment

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	Any questions regarding the accounting comments may be directed to Lisa Haynes at (202) 824-5398 or John Nolan at (202) 942-1783.
All other questions may be directed to Michael Clampitt at (202)
942-
1772 or to me at (202) 942-2889.

						Sincerely,



						William Friar
						Senior Financial Analyst

CC: 	Via Facsimile: (213) 892-5454
	Charles C. Kim, Esq.
	Morrison & Foerster, LLP
	555 West Fifth Street
	Los Angeles, CA 90013-1024


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BofI Holding, Inc.
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